UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously announced, on May 27, 2026, The Bank of N.T. Butterfield & Son Limited (the “Company” or “Butterfield”) entered into a share purchase agreement with Canadian Imperial Bank of Commerce (“CIBC”) and CIBC Investments (Cayman) Limited (“CICL” or “CIBC Holdco” and, together with CIBC, the “CIBC Parties”) providing for the acquisition of the CIBC Parties’ interest in CIBC Caribbean Bank Limited (“CIBC Caribbean”) (the “Acquisition”).

In connection with the Acquisition, Butterfield is furnishing with this Form 6-K certain historical financial information of CIBC Caribbean. The consolidated and carve-out financial statements of CIBC Caribbean as of and for the years ended October 31, 2025 and 2024, including the related notes and the report of Ernst & Young Ltd., are furnished as Exhibit 99.1 to this Form 6-K. The unaudited condensed consolidated and carve-out financial statements of CIBC Caribbean as of and for the six months ended April 30, 2026, including the related comparative financial information, are furnished as Exhibit 99.2 to this Form 6-K. The consent of Ernst & Young Ltd. is furnished as Exhibit 23.1 to this Form 6-K.

This report on Form 6-K shall be deemed to be incorporated by reference to the Registration Statement on Form F-3 (File No. 333-277362) of The Bank of N.T. Butterfield & Son Limited and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young Ltd., independent auditor of CIBC Caribbean Bank Limited
99.1	Audited consolidated and carve-out financial statements of CIBC Caribbean Bank Limited as of and for the years ended October 31, 2025 and 2024
99.2	Unaudited condensed consolidated and carve-out financial statements of CIBC Caribbean Bank Limited as of and for the six months ended April 30, 2026

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Michael Schrum
	Name:	Michael Schrum
	Title:	President and Group Chief Financial Officer

4

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement No. 333-277362 on Form F-3 of The Bank of N.T. Butterfield & Son Limited of our report dated August 14, 2026, relating to the consolidated and carve-out financial statements of CIBC Caribbean Bank Limited as of and for the years ended October 31, 2025 and 2024 appearing in this Current Report on Form 6-K of The Bank of N.T. Butterfield & Son Limited.

/s/ Ernst & Young Ltd.
Nassau, Bahamas
August 14, 2026